Exhibit 99.64

Bitzero Holdings Inc. Announces Commencement of Trading on Canadian Securities Exchange

Vancouver, British Columbia--(Newsfile Corp. - November 23, 2025) - Bitzero Holdings Inc. (“Bitzero” or the “Company”), the company focused on sustainable Blockchain and High-Performance Computing data centers, is pleased to announce that its voting shares will begin trading on the Canadian Securities Exchange (the “CSE”) under ticker symbol “BITZ.U” at market open on November 24, 2025.

“This strategic milestone comes at a pivotal moment for Bitzero, during a historic bull run in the crypto market and surging demand for data center capacity,” stated Mohammed Bakhashwain, President and CEO of Bitzero. “Combined with our aggressive infrastructure expansion strategy and our low-cost operations, this move will allow us to deliver even more capacity, faster, to meet market demand and provide exceptional value for investors. I’m extremely proud of our team for making this opportunity a reality.”

Bitzero has among the lowest cryptocurrency mining costs in the industry, at ~US$0.04 per KwH. Bitzero’s energy, IT and crypto infrastructure deliver an all-in breakeven cost of US$56,000 and Bitcoin mining efficiency at 20j/ths. The Company currently owns four data center locations: two in Norway, one in Finland and one in the U.S. with a combined energy growth capacity of over 1GW, powered by clean, sustainable power.

In just four years, Bitzero has centered its focus on data center and cryptocurrency operations through sustainable energy practices and community integration that combine performance and stakeholder value with environmental responsibility and stewardship. This unique approach to developing low-cost, renewable energy and compute infrastructure has already attracted over US$100 million in investment (including in-kind contributions at fair market value), also from high-profile investor Kevin O’Leary of Shark Tank fame.

“When I invest in any asset class, I aim to own both the asset and the infrastructure behind it,” O’Leary said. “If you believe in Bitcoin, why not also invest in the tools that make it possible? That’s the energy, the power, the data centers - and Bitzero delivers on all of that.”

For more information, visit www.bitzero.com.

Bitzero’s Bitcoin Mining Product and Operations Metrics

Bitzero announces unaudited production and operations updates for October 2025.

Mining Margins*

Metric	Bitzero
Energy Cost kWh	0.04 $/Kwh
Daily Energy Cost	-$ 38,189
Pool Fees (2%)	-$ 355
Gross Profit2 / day	$71,034
Gross Profit2 /month	$2,131,035
Mining Margin[3] %	46.24%

Mining Monthly Metrics*

	Sep-25	Oct-25
Monthly Total Hash Rate EH/s	1.759918616	1.84
Average operational Hash Rate EH/s	1.73	1.788
Bitcoin Mined	23.85	23.47
Bitcoin Hodl	20	16
Bitcoin Sold	3.85	27
% of Bitcoin Production Sold	79%	95%
Hodl ($M)	2,300,000	1,488,000
Bitcoin Mined Per 1EH/s	13.79	13.13

Bitcoins mined per EHS

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	AVG	RANK
EHS	1.175	1.328	1.349	1.381	1.408	1.42	1.362	1.362	1.75992	1.788
Bitcoinsmined	21.24	21	22.79	21.82	22.836	21.22	21.67	21.3	23.85	23.47
Bitcoinsmined per EHS	18.0766	15.8133	16.894	15.8001	16.2188	14.9437	15.9104	15.6388	13.5518	13.1264

All financial figures are unaudited and presented in United States dollars unless otherwise noted.

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The company focuses on data center development, Bitcoin mining, and obtaining strategic data center hosting partnerships. Bitzero Holdings Inc. now has four data center locations in the North American and Scandinavian regions, powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

Investor Contact:

Mohammed Bakhashwain

+44 777 303 0394

investors@bitzero.com

Press Contact: bitzero@nextpr.com

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable Canadian securities laws. Forward-looking information in this release includes, but is not limited to, statements regarding: the expected timing and commencement of trading of the Company’s voting shares on the Canadian Securities Exchange (“CSE”); the Company’s business plans and objectives; the development, operation, and expansion of data centers and Bitcoin mining facilities in Norway, Finland, and the United States; the anticipated use of proceeds; the Company’s growth strategy; the Company’s ability to create shareholder value; and other statements regarding future events, performance, or results.

Forward-looking information is based on management’s reasonable assumptions at the date such statements are made, including, but not limited to: the timely receipt of all necessary regulatory approvals; the availability and cost of hydroelectric power and mining equipment; the costs associated with operations will remain consistent; the Company’s ability to execute its business strategy as planned; the price and network difficulty of Bitcoin; the ability to attract and retain key personnel; the CSE listing will be beneficial for the Company’s growth; and the absence of material adverse changes in applicable laws, regulations, or the business environment.

Forward-looking information is subject to known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: the risk that final CSE approval is not obtained on the anticipated timeline or at all; risks inherent in IT infrastructure and cryptocurrency mining businesses; fluctuations in power costs, Bitcoin prices, and network difficulty; reliance on key personnel; risks related to insurance, litigation, and regulatory compliance; risks associated with the Company’s limited operating history and ability to manage growth; risks relating to political and economic conditions; local laws may impact Bitzero’s business; and other risks described under “Risk Factors” in the Company’s public disclosure documents available on SEDAR+ at www.sedarplus.ca.

Readers are cautioned not to place undue reliance on forward-looking information. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking information, whether as a result of newinformation, future events, or otherwise.

*Non-IFRS Measures

As a Canadian reporting issuer, Bitzero prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Under IFRS, the Company employs the revaluation model where increases in the digital currencies’ carrying amount is recognized in other comprehensive income and under accumulated other comprehensive income/ (loss) in equity, while decreases are recorded in the consolidated statements of income or loss and comprehensive income or loss. However, increases are recognized in profit or loss to the extent that it reverses a revaluation decrease of digital currencies previously recognized in profit or loss. The non-IFRS measures disclosed herein, such as “Gross Profit” and “Mining Margin,” are used by management to assess the cash profitability and operating performance of the Company’s mining activities. “Gross Profit” is calculated as mining revenue less energy costs and pool fees, and “Mining Margin” is calculated as gross profit divided by mining revenue. These measures are not presented as subtotals in the Company’s IFRS financial statements and exclude other direct costs, operating expenses, depreciation, and non-cash items included in IFRS measures such as operating loss or net income (loss). As described in the footnotes below, gross profit is reconciled to IFRS by starting with mining revenue and subtracting only energy costs and pool fees, rather than all direct and operating costs required under IFRS; mining margin is calculated using this gross profit figure. As such, these non-IFRS measures do not reflect changes in the value of assets and liabilities, are not standardized under IFRS, and may not be comparable to similar measures disclosed by other issuers. Further information regarding non-IFRS measures is provided in the Company’s MD&A and listing statement dated November 19, 2025, available on SEDAR+ at www.sedarplus.ca. Management believes these non-IFRS measures provide investors with additional insight into the Company’s ability to generate cash from operations and supplement IFRS measures of financial performance.

[1]   Gross Profit is calculated as revenue from Bitcoin mining less energy costs and pool fees. This is a non-IFRS measure and is not a subtotal in the Company’s IFRS financial statements. In the Company’s IFRS statements, revenue and direct costs are presented separately, and gross profit as described here excludes other direct costs (such as depreciation, salaries, and equipment rental) that are included in IFRS “Direct Costs.” Therefore, gross profit as disclosed is lower than the IFRS operating profit or loss, and is reconciled by starting with mining revenue and subtracting only energy costs and pool fees, rather than all direct and operating costs required under IFRS.

[2]   Mining margin is equal to gross profit divided by mining revenue, which is based on an average Bitcoin price of $196,400 in the month of October, 2025. Mining margin is a non-IFRS measure and is not presented as a subtotal in the Company’s IFRS financial statements. In IFRS reporting, profitability is reflected in operating profit or loss and net income (loss), which include additional expenses not captured in mining margin.

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